Exhibit 99.1
Qiao Xing Universal’s Subsidiary Signed Definitive Agreement to Complete the Acquisition of the 100% Equity Interest of a Lead-zinc-copper Mining Company
HUIZHOU, China, Dec. 23, 2010 /PRNewswire-Asia-FirstCall/ —
This press release is issued for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.
Neither the U. S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposed Offer (defined below) or securities to be issued in connection therewith, or passed upon the adequacy or accuracy of this press release, or the merits or fairness of the Proposed Offer. Any representation to the contrary is a criminal offense.
Qiao Xing Universal Resources, Inc. (Nasdaq: XING, the “Company” or “XING”), an emerging Chinese resource company with a focus on several strategically important nonferrous metals such as molybdenum and copper, today announced that its wholly owned subsidiary has signed a definitive agreement with Chifeng Xingu Mining Co., Ltd. (“Chifeng Xingu”), a non-affiliated third party, to acquire the 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. (“Xinyuan” or the “Mining Company”) for RMB588 million (US$88.4 million) in cash (the “Purchase Price”) to be paid in three instalments within three months. Xinyuan owns a mining license for a lead-zinc-copper mine that covers 3.3233 square kilometres in Wulandaba Suma, Balinzuo Banner, in the Inner Mongolia Autonomous Region of the People’s Republic of China (the “Xinyuan Lead-zinc-copper Mine” or the “Mine”).
According to the Independent Technical Review (“ITR”) issued by John T. Boyd Company, one of the largest independent consulting firms in the world serving the mining, financial, utility and related industries, the Xinyuan Lead-zinc-copper Mine is verified to have ore reserves of 9,749,000 tons, which primarily contains 1.44% lead, 2.64% zinc and 0.59% copper.
The ITR also evaluated the net present value (NPV) (15% discount rate was applied) of the Mine based on a production capacity expansion plan. The Purchase Price was negotiated based on the formula determined in May 2010, when the letter of intent was signed and when commodity prices were at relatively low levels, and was determined by applying a discount to the NPV.
The Mine, with well-developed infrastructure, including water and power supplies as well as transportation, and an experienced technical and management team, started operation in March 2010 and had processing capacity of 500 tons of ores per day in June 2010. It is expected that its processing capacity will be improved significantly up to 2,000 tons of ores per day by the middle of 2011 (the “Capacity Expansion Plan”). Should the Capacity Expansion Plan be fulfilled, the remaining life of the Mine would be around 18 years. The Mine will produce lead, zinc and copper concentrates to supply smelters in Chifeng and surrounding areas in China. In addition, silver and cobalt are also expected to be recovered in commercial quantities, as part of the main concentrate products.
Based on the Capacity Expansion Plan, it is estimated that in 2012 the Mine will generate revenue of RMB430 million, operating profit (EBITDA) of RMB180 million and net cash flow of over RMB100 million.
“We expect to be able to pay for this acquisition and to finance the expected capital expenditure by using our own cash on hand, and cash to be generated from our Haozhou molybdenum mine business as well as the newly acquired lead-zinc-copper mine business,” Mr. Wu Ruilin, Chairman and Chief Executive Officer of XING commented. “With the addition of this promising resource asset, we expect to greatly enhance our foothold in China’s resources industry. We are increasingly confident of our ability to create much higher value for our shareholders.”
About Qiao Xing Universal Resources, Inc.
The Company is an emerging Chinese resources company, with a focus on several strategically important nonferrous metals such as molybdenum and copper. In April 2009, the Company acquired a 100% equity interest in China Luxuriance Jade Company, Ltd. (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. XING’s molybdenum business started operation in July 2009 and generated net income of RMB64.2 million (US$9.4 million) in the second half of 2009. Based on the initial success of the Company’s molybdenum business as well as an extensive study of China’s macro economic trends, XING plans to further consolidate its strategy to become a pure resources company with meaningful scale and is actively evaluating additional acquisition opportunities in the resources industry.
XING, one of the first Chinese private companies to be listed on NASDAQ in 1999, was previously one of the leading players in the telecommunication terminal products business in China. In 2007, the Company made the strategic decision to diversify into the resources industry. As part of this strategic transition, XING divested its fixed line and low-end mobile phone businesses in November 2009 and changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010. On September 8, 2010, XING announced its proposal to privatize QXMC by acquiring the shares it does not already hold through a Scheme of Arrangement (the “Proposed Offer”), with the intention to spin off QXMC’s mobile phone assets or business and redeploy its assets into the resources industry. This proposed acquisition is on-going and its completion shall be subject to several conditions including approval from a majority of the minority shareholders of QXMC.
Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements.
Forward-looking statements include all statements other than statements of historical facts, such as statements regarding anticipated acquisitions, estimates of revenue and profit, the privatization of QXMC, time and date for the expected Court Hearing with respect to the proposed privatization of QXMC, anticipated mining capacity and production volumes, long-term growth prospects for the resources industry, the Company and value for the Company’s shareholders, mine development and capital expenditures, mine production and development plans, estimates of proven and probable reserves and other mineralized material and the Company’s transition to a pure resources company and bigger player within the resources industry. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of December 23, 2010.
Additional Information and Where to Find It
Qiao Xing Universal Resources, Inc. has filed a Schedule 13E-3 with the SEC in connection with the Proposed Offer. The Schedule 13E-3 contains additional information regarding the Proposed Offer, including, without limitation, information regarding the special meeting of shareholders of Qiao Xing Mobile Communication Co., Ltd that will be called to consider the Proposed Offer. The Schedule 13E-3 contains important information about Qiao Xing Universal Resources, Inc., Qiao Xing Mobile Communication Co., Ltd, the Proposed Offer and related matters. Investors and shareholders should read the Schedule 13E-3 and the other documents filed with the SEC in connection with the Proposed Offer carefully before they make any decision with respect to the Proposed Offer. A copy of the Scheme of Arrangement with respect to the Proposed Offer is an exhibit to the Schedule 13E-3. The Proposed Offer is expected to be exempt from the registration requirements of the United States Securities Act of 1933 Act by virtue of the exemption provided by Section 3(a)(10); however, it is possible that the offer may change forms such that the exemption provided by Section 3(a)(10) may no longer be available. In such a case Qiao Xing Universal Resources, Inc. may file a Form F-4 with respect to the Proposed Offer.

The Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer is available free of charge at the SEC’s web site at www.sec.gov. Additionally, the Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to:
Qiao Xing Universal Resources
Rick Xiao
Vice President
Phone: +86-752-282-0268
Email: rick@qiaoxing.com
USA IR AGENCY
CCG Investor Relations Inc.
Mr. Ed Job, CFA
Phone: +86-1381-699-7314 (Shanghai)
Email: ed.job@ccgir.com
Filing under Rule 425 under
the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430
CONTACT: Qiao Xing Universal Resources, Rick Xiao, Vice President, +86-752-282-0268, or rick@qiaoxing.com, or USA IR AGENCY, CCG Investor Relations Inc., or Mr. Ed Job, CFA, or +86-1381-699-7314 (Shanghai), or ed.job@ccgir.com